Sphere 3D Closes U.S. $5 Million Convertible Debt Financing

Not for distribution in the United States or through United States wire services

Mississauga, ONTARIO – March 21st, 2014 – Sphere 3D Corporation (TSXV-ANY) (the “Company”), developer of Glassware 2.0™ foundational thin client technology, announced today it has completed a financing with FBC Holdings S.A.R.L., an entity whose ultimate shareholders are managed by Cyrus Capital Partners, L.P. (collectively, “FBC”), whereby FBC subscribed for a convertible secured debenture of the Corporation in the principal amount of U.S. $5,000,000.

The Debenture matures on March 21, 2018, being the fourth anniversary of the date of issuance, and bears interest at 8% per annum, to be paid semi-annually in arrears, in cash or shares at the option of the Corporation. The Debenture is convertible at any time into common shares in the capital of the Corporation (the “Conversion Right”) at U.S. $7.50 per share (the “Conversion Price”). The Corporation shall have the right to force FBC to convert the Debenture if the trading price of the common shares for 10 successive days in which the shares actually trade on the TSX Venture Exchange (the “TSXV”) or other principal exchange, exceeds 150% of the Conversion Price.

The Debenture and any common shares issued upon exercise of the Conversion Right are subject to a four-month hold period from the issuance date of the Debenture in accordance with the policies of the TSXV and applicable securities laws. No broker or other fees are payable by the Corporation in connection with entering into of the Debenture. The proceeds of the Debenture will be used to partially fund the Corporation’s previously announced transaction to purchase substantially all of the assets of V3 Systems, Inc., and for sales and marketing, general corporate and working capital purposes.

The Debenture and any common shares issued upon exercise of the Conversion Right have not been registered under the U.S. Securities Act of 1933 (the “Securities Act”) and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the Securities Act.

Sphere 3D Contact:
Sphere 3D Corporation
Peter Tassiopoulos, Chief Executive Officer
Tel: (416) 749-5999
Peter.Tassiopoulos@Sphere3D.com

About Sphere 3D Corporation
Sphere 3D Corporation (TSX-V:ANY) is a Mississauga, Ontario based virtualization technology solution provider whose patent pending Glassware 2.0™ technology makes it possible for incompatible devices and applications to run over the cloud, without sacrificing performance or security. Sphere 3D's Glassware 2.0™ ultra-thin client allows third parties to deliver fully featured products to any cloud-connected device independent of operating system or hardware. For additional information visit www.sphere3d.com or access the Company's public filings at www.sedar.com.

Forward-Looking Statements
This release contains forward-looking statements, including, without limitation, the use of the net proceeds of the Offering. Forward-looking statements, without limitation, may contain the words believes, expects, anticipates, estimates, intends, plans, or similar expressions. Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions and actual results could differ materially from those anticipated. Forward looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. In the context of any forward-looking information please refer to risk factors detailed in, as well as other information contained in the company's filings with Canadian securities regulators (www.sedar.com).

Neither TSXV nor its Regulation Services Provider (as that term is defined in policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.